CARL N. DUNCAN, ESQ., LLC

ATTORNEY AT LAW

cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 263-0300

March 12, 2008

VIA FACSIMILE AND EDGAR

Collin Webster, Attorney Examiner

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:

Millennium Group Worldwide, Inc. (the “Company”)

Registration by Coordination

File No. 333-145553: P.E. No. 3

Dear Mr. Webster:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”).  In response to the staff’s associated October 18, 2007 comment letter  (the “comment letter”) relating to the Company’s original filing, we hereby file this response to the staff’s comments.  Please note that this response letter relates to Pre-Effective Amendments No. 1, 2 and 3, the latter filed February 29, 2008 on EDGAR and delivered via messenger last week.  To facilitate your review, those Pre-Effective Amendments included red-lined copies marked to reflect changes since the original filing was made.  This letter responds to the comments in the indicated order.

1.

The Company has always had a business plan that was specific in character.  However, we took to heart the concern that the Company might be a blank check company and, since the original filing, have entered into substantive agreements that (contingent upon raising funding from this offering) will permit the Company to implement its business plan.  It is by no means a “company in search of a business.”  Instead, and very specifically, the Company has moved forward with a series of joint ventures and shareholder agreements (9 in number) and substantively revised its Prospectus and Exhibits to the Form S-1, an effort that required significant time commitment, including that needed to effect an audit for the period ended December 31, 2007.  As you will see, the Prospectus can no longer be characterized as simply a discussion of what are the Company’s investment goals and, accordingly, request the staff to withdraw the comment that the offering is subject to Rule 419 disclosures and constraints.

2.

We submit that the staff misperceived the original filing when characterizing the Company’s management role would be passive in character, in all cases taking not less than 50% interest in any transaction or business.  Especially in view of the substantive changes outlined in the Form S-1 Registration Statement Prospectus and Exhibits (hereafter the “S-1”) and described above, we  hereby request the staff to withdraw the comment that the offering might be subject to the Investment Company Act of 1940.

3.

The discussion in the Prospectus has been clarified (whether on the cover page, the Summary or the Plan of Distribution) to address the staff’s concern about the specific date the offering will end.

4.

The discussion in the Prospectus has been clarified, and consistently described, throughout to reflect that interest will not be paid to investors.

5.

The Company’s intent is to self-underwrite the offering as permitted under Rule 3a4-1 under the Securities Exchange of 1934 (the “34 Act’).  There is no intent to engage unnamed broker-dealers after a period of 60 days.  Instead, the Company has reserved the right to have a portion of the offering sold by broker-dealers.  There is no pre-existing commitment to hire an unnamed or any broker-dealer should the self-underwritten offering become “sticky.”  As indicated in “Plan of Distribution,” any such bifurcated offering would pay out at most up to 4% of the subscription amount and no underwriting warrants will be issued.  The best efforts, continuous nature of this offering (which must begin promptly after effectiveness) is disclosed (see “Prospectus Summary” and “Subscription Procedure”) and the associated Escrow Agreement is attached.  As such, I respectfully submit that we have already made necessary disclosures such that neither Rules 415 nor 424(c) are triggered.

6.

As noted above, except in those states that so require (Texas, for example), neither the Company nor the individuals will register as broker-dealers pursuant to the ’34 Act.  In those states that require, Forms U-4 will be filed, Series 63 Examinations will be taken, etc.  The two directors and/or officers will be self-underwriting the offering at both the state and federal level are Julius Jackson, Sr. and Richard Corrigan.  In both cases, the elements of Rule 3a4-1 will be satisfied:

~

Messrs. Jackson and Corrigan are executive officers and/or directors

~

Both Messrs. Jackson and Corrigan have substantive functions besides making the offers and sales of the Company’s securities

~

No other offerings have been made by Messrs. Jackson and Corrigan during the past 12 months--or ever.

~

Neither are AP qualified (except to the extent that state law may so require to satisfy local requirements for a self-underwriting).

~

Prospectus Cover Page

7.

The requested changes have been made relating to the cover page.

8.

The requested changes have been made relating to the escrow arrangement.

9.

The requested changes have been made with regard to the minimum offering, namely that nothing less than $500 will be accepted.

Prospectus Summary

10.

None of the changes outlined are contemplated.  We acknowledge that the Company is not S-3 and Rule 415 qualified and, accordingly, will revise in the forthcoming Pre-Effective Amendment No. 4 (P/E 4) to delete such “at the market” reference.

11.

The requested changes have been made relating to adding in the Summary the mailing address and related coordinates.

Introductory Statement:  Who Should Invest

12.

Upon the S-1 being declared effective, the Company will become (at minimum) a Section 15(d) reporting company.  As such, based on 30 years’ practice, the Company will in the normal course become an issuer whose shares will trade on an appropriate secondary market.  At minimum, the shares would be eligible for trading on the Pink Sheets upon filing and review of a Form 211 and, in fact, would likely qualify for OTCBB trading status within 18 months, usually less, after it becomes a reporting company.  The latter is especially likely if it, as expected, will have more than 500 shareholders and more than $10,000,000 in assets within about 6 months of the SEC’s Order of Effectiveness being issued.

13.

See response to 12 above.

Risk Factors

14.

The requested changes have been made relating to the specificity of Risk Factors, not merely a statement of facts.

15.

The requested changes have been made relating to the specificity of Risk Factors.

16.

The requested changes have been made relating to the use of boilerplate language.

Leverage

17.

The requested changes have been made relating to long term liabilities, namely there are none, such inconsistent reference being erroneous.

Certain Related Party Transactions

18.

The inconsistent cross reference has been changed.

19.

The requested expansion of disclosures relative to Ronco have been made. See Related Party Transactions, The Company and related Exhibit 10.8.

20.

The requested changes to the conversion of existing debt have been made (as well as inconsistent cross reference.

The Company

21.

The requested changes have been made relating to the specificity of current operations and the Company’s business plan.

22.

The requested changes have been made relating to prominent disclosure about there being no current operations.

23.

The requested changes have been made relating to the “promotional tone” to MD&A.

24.

The requested changes have been made relating to the specificity of Risk Factors.

25.

The requested substantive changes have been made relating to the nature of the Company’s product and services.

26.

Substantive changes have been made to MD&A such that should be responsive to the staff’s concerns.

Directors and Executive Officers

27.

The requested changes have been made relating to the respective terms of office of the executive officers and directs.

28.

Messrs. Krall and Avery have become executive officers since the original filing and, accordingly, they are referred to respectively as the CFO and CEO as appropriate.

Executive Compensation

29.

The requested substantive changes to executive compensation have been made.

30.

The requested changes have been made relating to salaries and, in the case of Mr. Jackson, any bonus—as to which there are none, such inconsistent reference being erroneous.

31.

The inconsistent references to employment agreements have been changed.

32.

The requested substantive changes to material terms of the compensation arrangements have been made.

Security Ownership by Beneficial Owners

33.

The requested substantive changes to security ownership consistent with Item 403 of Regulation S-K have been made.

34.

Upon reflection, the reference to listing on AMEX has been deleted.

Selected Financial Data

35.

The financial statements have been updated on an audited basis through December 31, 2007 and are included.  The associated selected financial data has been reflected in this filing.

36.

The requested substantive changes to capital structure, including the conversion of debt to equity as of August 2, 2007, has been reflected.

Management’s Discussion and Analysis (MD&A)

Liquidity and Capital Resources

37.

The requested disclosures, most specifically to “advances” from Millennium Financial Services International, have been substantively upgraded.

38.

The requested disclosures, most specifically to the amount of money needed to commence operations, have been substantively upgraded.

39.

The requested disclosures, most specifically to the amount of money needed to commence operations, have been substantively upgraded.

Plan of Operations

40.

The requested disclosures, specifically to the confused references to selling a majority interest,  have been substantively upgraded.

Application of Proceeds

41.

The requested disclosures, specifically dealing with indebtedness proposed to be discharged from offering proceeds, have been substantively upgraded.

42.

The requested disclosures, specifically dealing with possible definitive agreements “except as described in the Prospectus,” now make sense in view of the other disclosures and Exhibits in the S-1.

43.

We believe that the disclosures dealing “with the support of U.S. government agencies” is appropriate.

44.

We have not addressed the separate section titled “Determination of Offering Price” but will reflect in PE 4.

Public Market

45.

The number of shareholders is now reflected.

46.

The specific reference to AMEX has been deleted, instead referencing an appropriate secondary market.

Description of Capital Stock

47.

The reference to shares not being entitled to pre-emptive rights has been deleted.

48.

Par value is now consistently referred to as $0.001.

Directors’ Liability

49.

The inappropriate reference to Delaware has been changed to Florida.

Plan of Distribution

50.

No purchases will be made by affiliates to permit the minimum to be achieved.

Subscription Procedure

51.

The suitability standards are now consistently reflected between this summary and the Subscription Agreement proper.

Available Information

52.

The current SEC address is now reflected.

53.

The treatment of being a Section 15(d) reporting company automatically upon the S-1 being declared effective is now reflected.

Independent Auditor’s Report/Financial Statements

54-7

Revisions responsive to the staff’s comments have been incorporated.

Indemnification of Directors and Officers

58.

The indemnification provision now reflects to the fullest extent provided by the Florida Business Corporation Act.

Recent Sales of Unregistered Securities

59.

The reference to conversion August 2, 2006 should have been to 2007 and is now so reflected.

Index to Exhibits

60-3

Revisions responsive to the staff’s comments have been incorporated.

Undertakings

64-5.

Revisions responsive to the staff’s comments have been incorporated.

Signatures

66.

Revisions responsive to the staff’s comments have been incorporated.

Independent Auditor’s Consent

67.

Revisions responsive to the staff’s comments have been incorporated.

_____________________________

To facilitate your review, we have already sent, via messenger, as indicated above, two marked and unmarked copies of these materials. Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before April 30, 2008.  We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.  Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the staff.

Very truly yours,

       /s/

Carl N. Duncan

Carl N. Duncan

Enclosures Previously Forwarded